SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                 _______________

                                  SCHEDULE 14D-1

                              Tender Offer Statement

                                   Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and
                                   Schedule 13D

                                (Amendment No. 8)
                                 _______________

                                   Conrail Inc.
                            (Name of Subject Company)

                                 CSX Corporation
                             Green Acquisition Corp.
                                    (Bidders)

                     Common Stock, Par Value $1.00 Per Share
                          (Title of Class of Securities)

                                   208368 10 0
                      (CUSIP Number of Class of Securities)

                         Series A ESOP Convertible Junior
                        Preferred Stock, Without Par Value
                          (Title of Class of Securities)

                                  Not Available
                      (CUSIP Number of Class of Securities)

                                   Mark G. Aron
                                 CSX Corporation
                                 One James Center
                               901 East Cary Street
                          Richmond, Virginia  23219-4031
                            Telephone:  (804) 782-1400
          (Names, Addresses and Telephone Numbers of Persons Authorized
          to Receive Notices and Communications on Behalf of Bidder)

                                 With a copy to:

                                 Pamela S. Seymon
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                            Telephone:  (212) 403-1000

                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on October 16, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corpo-ration and a wholly owned subsidiary of CSX Corporation, a Vir-ginia corporation ("Parent"), to purchase an aggregate of 17,860,124 shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the as-sociated Common Stock Purchase Rights, upon the terms and sub-ject to the conditions set forth in the Offer to Purchase, dated October 16, 1996 (the "Offer to Purchase"), as supple-mented by the Supplement thereto, dated November 6, 1996 (the "Supplement"), and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $110.00 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings as-signed such terms in the Offer to Purchase, the Supplement and the Schedule 14D-1.


         Item 6.   Interest in Securities of the Subject Company

              (a)-(b) The Offer expired in accordance with its terms at 12:00 midnight on November 20, 1996. In connection therewith, on November 21, 1996, Parent issued a press release announcing, among other things, that, as of the Expiration Date, (1) based upon a preliminary count from the Depositary, a total of 76,629,202 Shares had been tendered under the Offer, of which approximately 50,497,768 had been tendered by notice of guaranteed delivery, (2) Purchaser accepted for payment 17,860,124 Shares at a price of $110 per share, representing approximately 19.9% of the outstanding voting Shares, (3) the preliminary proration factor is 23% for all Shares tendered and
         (4) payment for Shares accepted for payment is expected to commence promptly after the final proration factor is announced, which is expected to occur on or about November 27, 1996. A copy of the press release is attached as Exhibit
         (a)(23), and the foregoing summary description is qualified in its entirety by reference to such exhibit.


         Item 10.  Additional Information

              (b) On November 20, 1996, the Voting Trust Agreement was executed and delivered, and Deposit Guaranty National Bank was







         appointed as the Trustee thereunder. A copy of the Voting Trust Agreement is attached as Exhibit (c)(9), and the foregoing summary description is qualified in its entirety by reference to such exhibit.

              (e) (i) On November 19, 1996, Judge Donald W. VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania ruled from the bench that NSC's motion for a preliminary injunction relating to the Offer was denied. Such ruling is attached hereto as Exhibit (c)(8), and the foregoing summary description is qualified in its entirety by reference to such exhibit.

                   (ii) On November 20, 1996, Parent and the Company issued a joint press release stating that the United States Court of Appeals for the Third Circuit rejected NSC's application for an injunction relating to the Offer pending an appeal by NSC of the November 19, 1996 decision by the United States District Court for the Eastern District of Pennsylvania. A copy of the press release is attached as Exhibit (a)(21), and the foregoing summary description is qualified in its entirety by reference to such exhibit.

              (f) On November 20, 1996, Parent and the Company issued a joint press release confirming that the two companies are meeting with the AFL-CIO to discuss the proposed Merger. A copy of the press release is attached as Exhibit (a)(22), and the foregoing summary description is qualified in its entirety by reference to such exhibit.






























         Item 11.  Material to be Filed as Exhibits.

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement, dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.*

         (a)(11)   --   Text of Press Release issued by Parent on Octo-
                        ber 30, 1996.*

         (a)(12)   --   Text of Press Release issued by Parent on Novem-
                        ber 3, 1996.*

         (a)(13)   --   Supplement to Offer to Purchase, dated November
                        6, 1996.*

         (a)(14)   --   Revised Letter of Transmittal.*

         (a)(15)   --   Revised Notice of Guaranteed Delivery.*

         (a)(16)   --   Revised Letter to Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.*

         _____________________
         *  Previously filed.










         (a)(17)   --   Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.*

         (a)(18)   --   Text of Press Release issued by Parent and the
                        Company on November 6, 1996.*

         (a)(19)   --   Text of Press Release issued by Parent and the
                        Company on November 13, 1996.*

         (a)(20)   --   Text of Press Release issued by Parent and the
                        Company on November 19, 1996.*

         (a)(21)   --   Text of Press Release issued by Parent and the
                        Company on November 20, 1996.

         (a)(22)   --   Text of Press Release issued by Parent and the
                        Company on November 20, 1996.

         (a)(23)   --   Text of Press Release issued by Parent on Novem-
                        ber 21, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (b)(2)    --   Credit Agreement, dated November 15, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*

         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.*

         (c)(6)    --   First Amended Complaint in Norfolk Southern Cor-
                        poration, et al. v. Conrail Inc., et al., No.
                        96-CV-7167, filed on October 30, 1996.*














         (c)(7)    --   First Amendment to Agreement and Plan of Merger,
                        dated as of November 5, 1996, by and among Par-ent, Purchaser and the Company.*

         (c)(8)    --   Text of ruling of Judge Donald W. VanArtsdalen
                        of the United States District Court for the Eastern District of Pennsylvania on November 19,
                        1996.

         (c)(9)    --   Voting Trust Agreement, dated as of October 15,
                        1996, by and among Parent, Purchaser and Deposit
                        Guaranty National Trust.













































                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       CSX CORPORATION


                                       By:  /s/ Mark G. Aron
                                       Name:  Mark G. Aron
                                       Title: Executive Vice President-
                                              Law and Public Affairs


         Dated:  November 21, 1996





                                    SIGNATURE


                   After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       GREEN ACQUISITION CORP.


                                       By:  /s/ Mark G. Aron
                                       Name:  Mark G. Aron
                                       Title:  General Counsel
                                               and Secretary


         Dated:  November 21, 1996





                                  EXHIBIT INDEX


         Exhibit
           No.          Description

         (a)(1)    --   Offer to Purchase, dated October 16, 1996.*

         (a)(2)    --   Letter of Transmittal.*

         (a)(3)    --   Notice of Guaranteed Delivery.*

         (a)(4)    --   Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.*

         (a)(5)    --   Letter to Clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies and Other Nom-inees.*

         (a)(6)    --   Guidelines for Certification of Taxpayer Identi-
                        fication Number on Substitute Form W-9.*

         (a)(7)    --   Text of Press Release issued by Parent on Octo-
                        ber 15, 1996.*

         (a)(8)    --   Form of Summary Advertisement, dated October 16,
                        1996.*

         (a)(9)    --   Text of Press Release issued by Parent on Octo-
                        ber 22, 1996.*

         (a)(10)   --   Text of Press Release issued by Parent on Octo-
                        ber 23, 1996.*

         (a)(11)   --   Text of Press Release issued by Parent on Octo-
                        ber 30, 1996.*

         (a)(12)   --   Text of Press Release issued by Parent on Novem-
                        ber 3, 1996.*

         (a)(13)   --   Supplement to Offer to Purchase, dated November
                        6, 1996.*

         (a)(14)   --   Revised Letter of Transmittal.*

         (a)(15)   --   Revised Notice of Guaranteed Delivery.*

         (a)(16)   --   Revised Letter to Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees.*

         _____________________
         *  Previously filed.





         (a)(17)   --   Revised Letter to Clients for use by Brokers,
                        Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.*

         (a)(18)   --   Text of Press Release issued by Parent and the
                        Company on November 6, 1996.*

         (a)(19)   --   Text of Press Release issued by Parent and the
                        Company on November 13, 1996.*

         (a)(20)   --   Text of Press Release issued by Parent and the
                        Company on November 19, 1996.*

         (a)(21)   --   Text of Press Release issued by Parent and the
                        Company on November 20, 1996.

         (a)(22)   --   Text of Press Release issued by Parent and the
                        Company on November 20, 1996.

         (a)(23)   --   Text of Press Release issued by Parent on Novem-
                        ber 21, 1996.

         (b)(1)    --   Commitment Letter, dated October 21, 1996.*

         (b)(2)    --   Credit Agreement, dated November 15, 1996.*

         (c)(1)    --   Agreement and Plan of Merger, dated as of Octo-
                        ber 14, 1996, by and among Parent, Purchaser and the Company.*

         (c)(2)    --   Company Stock Option Agreement, dated as of Oc-
                        tober 14, 1996, between Parent and the Company.*

         (c)(3)    --   Parent Stock Option Agreement, dated as of Octo-
                        ber 14, 1996, between Parent and the Company.*

         (c)(4)    --   Form of Voting Trust Agreement.*

         (c)(5)    --   Complaint in Norfolk Southern Corporation, et
                        al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 23, 1996.*

         (c)(6)    --   First Amended Complaint in Norfolk Southern Cor-
                        poration, et al. v. Conrail Inc., et al., No.
                        96-CV-7167, filed on October 30, 1996.*

         (c)(7)    --   First Amendment to Agreement and Plan of Merger,
                        dated as of November 5, 1996, by and among Par-ent, Purchaser and the Company.*












         (c)(8)    --   Text of ruling of Judge Donald W. VanArtsdalen
                        of the United States District Court for the Eastern District of Pennsylvania on November 19,
                        1996.

         (c)(9)    --   Voting Trust Agreement, dated as of October 15,
                        1996, by and among Parent, Purchaser and Deposit
                        Guaranty National Trust.
















































                                       -3-